Hi xx,

Last year, after leaving BCG Digital Ventures, I started building **Cadence** with three former colleagues, tackling a massive gap in sports science and nutrition. **Cadence is a digital nutrition platform designed to help active women fuel for performance—not weight loss.** It's the first-ever platform built specifically for the female body, addressing chronic undernourishment in female athletes and active women.

To help bring Cadence to life, **we recently opened our private Friends & Family round on Wefunder** (shoutout to Jonny Price for a full circle Kiva moment), and I'd love for you to be a part of this early milestone. We're already **over 50% reserved**, and we're offering **preferential early investor terms**—a $4.5M valuation cap (vs. $5M cap) for those in this first $100K tranche before we open it up more broadly.

If you're interested, you can **reserve your spot** here: https://wefunder.com/cadence/join *. Would be amazing to have your support!

Even if investing isn't the right fit, I'd love to reconnect, share more about what I'm working on, and hear what you're up to: https://calendly.com/clairenmarsh/30min.

We're also about to open our $1M pre-seed round, so if you have thoughts on angels, funds, or connections we should reach out to, we're all ears.

Hope to hear from you soon!

All the best,

Claire

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey XX,

Wanted to give you all a few updates on [the company I'm building](). My team and I have been working hard to launch our first few pilots (we've already had 115 people sign up!), and are kicking off a "community raise" ahead of raising from traditional VCs mid-feb.

I'm excited to announce that we've soft-launched our Wefunder community today*: [https://wefunder.com/cadence](). We're initially only inviting a close group of trusted advisors, family and friends to reserve spots as investors ahead of opening this up more broadly. Zero pressure to reserve a spot, but we wanted to share with you all in case you want to join / know other folks who might be interested in investing.

The intention here is to give our community the chance to own a part of what we're building as well as investors looking to invest at smaller check sizes (<$25K).

Again, no pressure to support but I wanted to share this exciting milestone with you all!

Thanks,
Claire

*Required Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Claire Marsh Feb 4th at 3:32 PM

@Apryl this is awesome! I'm very late to the game here, but it's so nice to be added to this community! Kiva has always held a very special place in my heart 💚 . I was a Product Manager for Kiva Zip then turned Kiva U.S. 2015 - 2018. The Kiva fam and experience was so foundational to my career!

I'm currently living in LA after spending the past 6 years in Chicago for grad school and Brooklyn working in the corporate innovation/venture space. I left that job about a year ago, and have been building my own company with 3 other former colleagues aimed at closing the female athlete performance gap.

We're now coming full circle and actually raising a community round on Wefunder *, shoutout to @jonny for helping us out and @Gerard for being a forever mentor! We're initially only inviting a close group of trusted advisors, family, friends and colleagues to reserve spots as investors ahead of opening this up more broadly to the public. If you / anyone else you know would be interested in owning a piece of what we're building, we'd love the support -- especially from the Kiva fam :).



Cadence on Wefunder

Invest in Cadence: Personalized nutrition and wellness platform for active women

Personalized nutrition and wellness platform for active women (41 kB)



MEET CADENCE
Cadence is the first nutrition app designed to help active women perform at their best.
01 | Baseline
Get a holistic view of your health by combining our at-home diagnostic test with data from your wearables.
02 | Gameplan
A personalized nutrition plan for your specific goals so you know what to eat, when, and why.
03 | Insights
Multi-modal tracking tools power tailored insights into energy & recovery to improve performance.
04 | Peak
We adapt recommendations to fit seamlessly into your life, creating sustainable habits along the way.
Baseline
72
Today

help.wefunder.com

Testing the waters legal disclosure. - Wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit



❤️ 6 💚 8 👏 4











Gmail

Claire Marsh <[redacted]>

Claire/Kat + Melissa/Danika



Claire Marsh <[redacted]> Mon, Jan 27, 2025 at 8:57 AM
To: Melissa Wallace <[redacted]>
Cc: Caroline Goss <[redacted]>, [redacted]>

Just registered! Looking forward to it. Thanks again for the invite!

I will send intro's shortly to Roma and Evan -- just going to reach out to them separately first. Stay tuned!

Also, we wanted to share that we've soft-launched our Wefunder campaign*: https://wefunder.com/cadence. We're initially only inviting a close group of trusted advisors, family and friends to reserve spots as investors ahead of opening this up more broadly. Zero pressure to reserve a spot, but we wanted to share with you / the Fierce Foundry community since you've been so helpful along our journey! As mentioned, the intention here is to give our community the chance to own a part of what we're building as well as investors looking to invest at smaller check sizes (<$25K). That said, we are still going to be kicking off our pre-seed raise as planned mid-Feb for those larger checks / traditional early stage funds.

Hope you have a great start to your week! Looking forward to meeting in person in Feb!

*Required Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

All the best,
Claire

C L A I R E   M A R S H

Product Leader and Venture Builder
MBA + MS Design Innovation
[redacted]



LinkedIn | Instagram

What I'm Reading: ROAR: How to Match Your Food and Fitness to Your Unique Female Physiology for Optimum Performance, Great Health, and a Strong Lean Body for Life
Book I'd Recommend: Eve: How the Female Body Drove 200 Million Years of Human Evolution

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